March 3, 2020

Via EDGAR

Alison White Senior Counsel Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Boston Trust Walden Funds: File No. 811-06526

Dear Ms. White:

On February 28, 2020, Boston Trust Walden Funds (the “Trust”) filed a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”). On March 2, 2020, you provided oral comments. The following is a summary of our understanding of your comments and the Trust’s responses. Where necessary, these responses will be incorporated into a subsequent Proxy Statement. Capitalized terms used herein have the same meaning ascribed to them in the Proxy Statement.

Comment 1: The Proxy Statement incorporates the December 31, 2019 financial statements by reference, but those financial statements have yet to be filed with the SEC. Once those financial statements have been filed, please provide an updated consent from the auditor in another preliminary filing.

Response: The Trust will provide the requested consent in another preliminary filing.

Comment 2: Please disclose in the Proxy Statement that any distribution to the Target Fund’s shareholders will be made prior to the Reorganization.

Response: The Trust has added the requested disclosure.

Comment 3: Please confirm that the Fee Table reflects current fees and expenses.

Response: The Trust so confirms.

Comment 4: Please disclose whether any repositioning of the Target Fund will occur as a result of the Reorganization. If not, please disclose that no repositioning will occur.

Michael.Wible@ThompsonHine.com       Phone: 614.469.3297

Alison White

March 3, 2020

Response: The Trust notes that repositioning disclosure is included in Note 4 to the pro forma financial statements. However, the Trust has added additional disclosure on page 7.

Comment 5: Please disclose the cost of the Reorganization in Note 4 under the heading “Pro Forma Financial Information.”

Response: The Trust has added the requested disclosure.

Comment 6: Please add the Funds’ full valuation policy to Note 6 under the heading “Pro Forma Financial Information.”

Response: The Trust has added the requested disclosure.

Comment 7: Please provide more detail under the heading “Fundamental Investment Policies” explaining why the differences between the borrowing policies of the Target Fund and Survivor Fund are immaterial.

Response: The Trust has added the requested disclosures.

Comment 8: Please clarify that the disclosed risks of investing in the Target Fund and Survivor Fund are both principal and non-principal in nature.

Response: The Trust has amended its disclosure accordingly.

Comment 9: Please review and update, if appropriate, the disclosure of Interest Rate Risk to remove the statement that interest rates may increase.

Response: The Trust has considered the comment and respectfully declines to revise its disclosure. The adviser has confirmed that the risk disclosure is consistent with the adviser’s long-term forecast of interest rates.

Comment 10: Please provide an explanation of the “customized risk budget benchmark” as referenced in the performance history disclosure of the Survivor Fund.

Response: The Trust has deleted the reference to a customized risk budget benchmark.

Comment 11: Please include the frequent trading disclosure required by Item 5(a) of Form N-14.

Response: Frequent trading disclosure is already included in the Proxy Statement under the heading “Frequent Trading Policy.” However, the Trust has included additional disclosure.

Alison White

March 3, 2020

Comment 12: Please provide the tax disclosure required by Item 11(f) of Form N-1A.

Response: The Trust has added the requested disclosure.

Comment 14: Please disclose whether there are any differences in shareholder rights between the Target Fund and the Survivor Fund.

Response: The Trust has added the requested disclosure.

Comment 15: Please provide the professional background of Leanne Moore for the past five years.

Response: The Trust has added the requested disclosure.

Very truly yours,

/s/ Michael V. Wible
Michael V. Wible